CABO

MINING ENTERPRISES CORP.

RECEIVED

2004 SEP 27 P 12:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 15, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL

04045084

Dear Sir of Madam:

RE: Cusip #12g3-2(b) No# 82-1401

Please find enclosed for Cabo Mining Enterprises Corp. the following:

1 News releases and Material Change reports from May 6, 2004 to September 14, 2004.
2. Financial Statement for the Quarter ended March 31, 2004 Schedule A & B&C
3. Form 5B Expedited Acquisition Filing re: Stratacan Inc. of Newfoundland and Stratacan (QC) Inc. of Quebec.

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO MINING ENTERPRISES CORP.

Linda Teneycke
Executive Assistant

Enclosures

Jw 9/27

PROCESSED

SEP 28 2004

THOMSON
FINANCIAL

1293-2(b) #82-1401

RECEIVED
2004 SEP 27 P 12:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

Item 2 Date of Material Change

September 14, 2004

Item 3 News Release

A news release dated September 14, 2004, delivered to Market News and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces the signing of a letter of intent to acquire Thor Drilling Ltd. of Kenora, Ontario.

Item 5 Full Description of Material Change

See attached news release dated September 14, 2004, 2004.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 681-8899

Item 9 Date of Report

Dated at Vancouver, British Columbia this 14th day of September, 2004.

CABO MINING ENTERPRISES CORP.

FOR RELEASE: September 14, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

Cabo Signs Letter of Intent to Acquire Thor Drilling Ltd.

Thor is latest of acquisitions for fast growing Cabo Mining Enterprises Corp.

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo or the "Company") announced today the signing of a letter of intent to acquire Thor Drilling Ltd. ("Thor") of Kenora, Ontario. The acquisition of Thor will bring to four the number of companies Cabo will have acquired in the past three months, making Cabo well positioned to take advantage of a rising mineral sector.

"With the expected acquisition of Thor, Cabo adds capacity, expertise and an entry into Western, Ontario enabling us to provide increased value to our customers. As one of the fastest growing companies in the Canadian mineral drilling services sector, Cabo continues to provide potential investors with new opportunities to participate in this growing industry," said Cabo CEO John Versfelt.

Subject to TSX Venture Exchange approval and the conclusion of a formal acquisition agreement, Cabo will acquire a 100% interest in Thor Drilling a private Canadian company with three drill rigs engaged in providing mineral exploration, geological drilling services. The current owner of Thor will continue to manage the Kenora operations for Cabo. Agreed consideration is 125,000 Cabo Mining Enterprises Corp. common shares.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo's mineral exploration properties are located near Cobalt, Kenora and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol CBE.

On Behalf of the Board,

(Signed "John Versfelt")
President & CEO

###

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp
502-595 Howe Street
Vancouver, British Columbia
V6C 2T5

Item 2 Date of Material Change

August 19th, 2004.

Item 3 News Release

This news release is being issued on August 19th, 2004, through market dissemination services of CCN Matthews, and Canada Newswire.

Item 4 Summary of Material Change

Cabo Mining Enterprises Corp Announces the acquisition of Stratacan Inc. and Stratacan (Quebec) Inc., two related drilling companies, and the financial results reported by management of Heath and Sherwood Drilling (1986) Ltd. and Petro Drilling (Maritimes) Ltd., prior to their acquisition by Cabo on June 30, 2004.

Item 5 Full Description of Material Change

See attached news release

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John Versfelt, President & CEO, 604-681-8899.

Item 9 Date of Report

August 19th, 2004.

CABO MINING ENTERPRISES CORP.

FOR RELEASE: August 19, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John Versfelt
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO TO ACQUIRE STRATACAN INC. AND STRATACAN (QUEBEC) INC.

Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announces that it has agreed to acquire the 60% of the shares of Stratacan Inc. and Stratacan (Quebec) Inc. (together, "Stratacan") not already controlled by Cabo. Agreed consideration is $83,333 in cash and 196,000 common shares of Cabo. Stratacan owns five drill rigs that conduct geotechnical and environmental drilling in the provinces of Quebec and Newfoundland and Labrador. Stratacan management reported combined revenue of $729,876 and net income $10,898 for their years ending November 30, 2003. R. Terry Snelgrove, P. Geo., will remain as President of Stratacan. The acquisition represents Cabo's first diversification into alternative drilling sectors and is subject to Cabo's satisfactory completion of due diligence, TSX Venture Exchange approval and the conclusion of a formal acquisition agreement.

Cabo's subsidiaries, acquired on June 30, 2004, have reported to Cabo their financial results to May 31, 2004. Petro Drilling (Maritimes) Ltd. ("Petro") reported revenue of $1.03 million and income before taxes of $0.16 million for the 5 months ending May 31, 2004. Heath & Sherwood Drilling (1986) Ltd. ("Heath and Sherwood") reported revenue of $10.8 million and earnings before taxes of $0.52 million for the 12 months ending May 31, 2004. These results were prepared and reported to Cabo by the management of Petro and HSD .

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood and Petro. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD,

(signed "John Versfelt")

John A. Versfelt
President & CEO

* * * *

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

1293-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
595 Howe Street, Suite 502
Vancouver, B.C. V6C 2T5

Item 2 Date of Material Change

July 22, 2004

Item 3 News Release

A news release dated July 22, 2004, delivered to Market News and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer provides an update on exploration activities on its silver-cobalt-diamond project in the Cobalt area; and announces a buy-out agreement to purchase all of Prairie C's remaining interest in the original Cobalt Properties (including all of the additional claims included therein by various amendments) and sixteen (16) claims under the Prairie C Option Agreement for $225,000 and 400,000 shares upon Exchange acceptance plus an additional 100,000 shares upon commencement of commercial production. The buy-out replaces all of Cabo's existing option agreements with Prairie C, eliminating $216,000 of option payments due between now and April 2007, plus a $50,000 lump sum payment presently due and a $75,000 lump sum payment due April 1, 2007, as well as subsequent option payments starting at $8,000 per month escalating by $2,000 per month every 36 months thereafter.

Item 5 Full Description of Material Change

See attached news release dated July 22, 2004.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 681-8899

Item 9 Date of Report

Dated at Vancouver, British Columbia this 22nd day of July, 2004.

CABO MINING ENTERPRISES CORP.

FOR RELEASE: July 22, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870

CONTACT: John A. Versfelt

e-mail: cabo@cabo.ca
web site: www.cabo.ca

Cobalt Area Project Exploration Update and Property Buy-out

Cabo Mining Enterprises Corp. (the "Company") provides the following update on exploration activities on its silver-cobalt-diamond project in the Cobalt area of northeastern Ontario, prepared by Seymour M. Sears, P.Geo. a qualified person as defined by National Instrument 43-101. Cabo holds the mining rights on more than 10,000 hectares in the heart of the Cobalt silver camp and in the southern end of the rapidly developing New Liskeard-Timiskaming kimberlite field.

Since late 2003, Cabo's exploration activity has focused on evaluating the known silver prospects and occurrences within the Cobalt Property. A small stripping program was carried out in November on the Santa Maria Prospect in search of the source of a large "silver nugget" reported on government geological maps and assessment work filed for this area in the 1920's. The stripping program exposed a narrow calcite vein (up to 10 cm wide and typical of Cobalt Type veining) within a much wider zone of brecciation. Samples taken from the vein and adjacent wall rock contained massive sulphides and arsenides with assays up to 74 g/t Ag, 4.03 % Co, 28.9% Ni and 4.13 g/t Au (News release, Feb. 4, 2004). In March of 2004, six drill holes were completed in this area. Four of these holes (CSM-1, 2, 3 & 5) tested an 80 metre thick zone of silicified mafic volcanics that lie between the Santa Maria shaft collar and an underlying diabase sill. The holes intersected abundant narrow calcite-quartz veins, but none that appear to be the Santa Maria Vein. Intense faulting, fracturing and shearing were encountered, including a very shallow dipping fault zone that is assumed to have cut-off or offset the Santa Maria Vein. The lower part of hole CSM-5 intersected a hematized breccia zone that contained three silver bearing veins. The best of these was a 13 cm calcite breccia vein that assayed as follows:

Hole #	*From(m)*	*Drilled To(m)*	*Width*	*Ag(g/t)*	*%Co*	*%N*	*%Cu*
CSM-5	167.02	167.150.13m	114	0.08 0.07		0.08	

The other two holes tested similar geology on the north and south side of the Santa Maria shaft area. Hole CSM-7 was drilled to test a narrow calcite vein system referred to as the Flemming Prospect exposed in an open cut along the access road to the Santa Maria Prospect. No significant silver-cobalt values were intersected in this hole.

The vein systems that host typical "Cobalt Type" silver-cobalt mineralization are relatively narrow in comparison to other types of deposits. Of the 77 past producers in the camp (450 million oz of silver and 24.8 million pounds of cobalt produced between 1903 and 1962), the average width of the veins was 2.5 feet (0.76 m). One of the veins (the Carson Vein at the Crown Reserve Mine) is thought to have been the richest silver vein in the world, having dimensions of 37 inches (0.94m) wide, 286 feet (87 m) long and 150 feet (47m) deep, and yielding 9,100,000 oz of silver.

Using this target type and size as a model, a program consisting of relocating and sampling all of the known silver prospects on the property is currently in progress. This will continue to be accompanied by geological mapping, prospecting and soil test surveys over known vein systems and areas of favourable geology. The sampling is critical to confirm mineralization in the old workings areas, since shafts were sometimes put down for no obvious reason. Results from the early stages of this work have demonstrated the high grade potential of the known veins on the property and have led to the discovery of several new veins. A grab sample from the waste dumps near the main shaft of the Silver Leaf Prospect (a Cabo claim located in Coleman Township contiguous to the west with the prolific Crown Reserve Mine referred to above) assayed 4243 g/t (123 oz/ton) Ag and 0.28% Co. A second grab sample from the North Shaft area assayed 701 g/t (20.4 oz/ton) Ag, 1.9% Co and 2.27% Ni. These areas are to be followed up with stripping and detailed sampling.

A quartz carbonate breccia vein exposed by stripping on Cabo claims near Giroux Lake (Cummings Pit Area) in Gillies Limit Township has been cleaned out and re-examined. The vein ranges in width from 30 cm to 1.0 metres along a 30 metre exposed length (open in both directions). Six chip samples collected from the vein representing an average width of 0.6 metres have an average grade as follows:

402 g/t (11.74 oz/ton) Ag; 5.6 g/t (0.16 oz/ton) Au; 4.6% Cu and 5.4% Pb

The average gold assay of 5.6 g/t includes values ranging from a low of 0.085 g/t to a high of 25.27 g/t. The exploration program is continuing on the Cobalt Property, with more than 20 known silver-cobalt veins already slated for surface stripping and detailed sampling.

In addition to the silver-cobalt targets, the Cobalt Property is well situated within the southern part of the New Liskeard – Timiskaming diamond bearing kimberlite field. At least 16 kimberlite pipes have been identified in the area, including two new "pipe" discoveries by Sudbury Contact Mines Ltd. and two kimberlite "dykes" by Tres-Or Resources Ltd. These companies, along with Adroit Resources Inc., are carrying out aggressive exploration programs for diamonds in the immediate area.

In 2001, diamonds were discovered in lamprophyre dykes and lamprophyric breccias on Cabo's property in the Pan Lake- Anderson Lake area of southern Lorrain Township. The host rocks are similar in appearance and geological setting to diamondiferous lamprophyric rocks currently being explored by Pele Mountain Resources Ltd.and Bandore Resources Ltd. in the Wawa Area of Ontario. The Pan-Anderson breccia zone was sampled by 10 drill holes in 2002. Four of these holes as well as a surface channel sample, have yielded a total of 95 microdiamonds and 4 macrodiamonds in earlier testing. Sixteen samples from two of the holes were recently processed for diamonds by Saskatchewan Research Council Laboratories in Saskatoon utilizing the caustic digestion method. No microdiamonds were recovered. These results confirm a very erratic diamond distribution within the lamprophyric breccia zone. The core from the remaining 3 holes completed in 2002 remains stored for possible future processing. The breccia zone ranges from 25 to more than 50 metres wide and has been traced for in excess of 100 metres (overburden covered on both ends). Many other lamprophyre dykes also occur in this area. In addition, airborne geophysical surveys and very limited till sampling have outlined numerous potential kimberlite targets, particularly in the northern and western parts of the property adjacent to the regional scale Montreal River fault zone.

The Company also announces that it has entered into a buy-out agreement, subject to a one percent (1%) net smelter return royalty reserved for Prairie C and to acceptance by the TSX Venture Exchange, to purchase all of Prairie C's remaining interest in the original Cobalt Properties (including all of the additional claims included therein by various amendments) and sixteen (16)

claims under the Prairie C Option Agreement. The buy-out agreement, which will cost the Company $225,000 and 400,000 shares upon Exchange acceptance plus an additional 100,000 shares upon commencement of commercial production, replaces all of Cabo's existing option agreements with Prairie C, eliminating $216,000 of option payments due between now and April 2007, plus a $50,000 lump sum payment presently due and a $75,000 lump sum payment due April 1, 2007, as well as subsequent option payments starting at $8,000 per month escalating by $2,000 per month every 36 months thereafter. Also eliminated with the old agreement is a $2,000,000 payment required to exercise the option and a total of $1,500,000 of optional payments to buy-down the NSR royalty from 3% to 1%. The Company will also issue 50,000 shares outstanding under the Prairie C Option Agreement.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver BC Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD,

signed "John A. Versfelt"

John A. Versfelt
President & CEO

The TSX Venture Exchange has not in any way passed upon the merits of this news release.

1293-2(b) ...

RECEIVED
2004 SEP 27 P 12:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

Item 2 Date of Material Change

July 20, 2004

Item 3 News Release

A news release dated July 20, 2004, delivered to Market News and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces an Investor Relations Agreement with Frontpage PR Ltd of Croydon, London, England ("Frontpage"). Frontpage PR Ltd is founded and led by Mr. John Griffiths, managing director. The Issuer has agreed to grant Frontpage an option for 100,000 common shares at $0.85 per share.

Item 5 Full Description of Material Change

See attached news release dated July 20, 2004.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 681-8899

Item 9 Date of Report

Dated at Vancouver, British Columbia this 20th day of July, 2004.

CABO MINING ENTERPRISES CORP.

FOR RELEASE: July 20, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt
e-mail: cabo@cabo.ca
web site: www.cabo.ca

INVESTOR RELATIONS CONSULTANT ENGAGED

Cabo Mining Enterprises Corp. announces an Investor Relations Agreement with Frontpage PR Ltd of Croydon, London, England, subject to regulatory approval. Mr. John Griffiths the managing director of Frontpage PR Ltd notes: "Our goal is to develop, implement and maintain a worldwide internet presence for Cabo with a primary focus of raising Cabo's profile in the investment communities of Europe and Asia"

Frontpage founder John Griffiths has over twenty years experience in marketing, advertising and public relations. He has extensive experience developing and delivering corporate advertising and public relations campaigns for both the printed media and the Internet. He has created and led specialist product promotion campaigns for major corporations such as Time Warner and Hilton Hotels and has been involved in organizing investment-related public relations on behalf of National Governments.

The Company has agreed to grant Frontpage a two (2) year stock option for 100,000 common shares at $0.85 per share.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver BC Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt, President & CEO

The TSX Venture Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

RECEIVED
2004 SEP 27 P 12:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer:** **Cabo Mining Enterprises Corp.**
(formerly Cabo Mining Corp.)
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change:** July 19, 2004

3. **Press Release**
A news release dated July 19, 2004, delivered to Canada Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer announces the acquisition, subject to TSX Venture Exchange acceptance, of the right and option to purchase a 100% interest in the Hope Lake property, comprised of 14 contiguous patented mining claims (109 units totalling 1,744 acres) in the Lobstick Bay Map Area, approximately 70 km southeast of Kenora, Ontario.

5. **Full Description of Material Change**: See attached news release dated July 19, 2004.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 19th day of July, 2004.

(Signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO MINING ENTERPRISES CORP.

FOR RELEASE: July 19, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt

GOLD PROPERTY ACQUISITION NEAR KENORA, ONTARIO,

Cabo Mining Enterprises Corp. (the "Company") announces that, subject to TSX Venture Exchange acceptance, it has acquired the right and option to purchase a 100% interest in 14 contiguous patented mining claims (109 units totalling approximately 1,744 hectares), in the Lobstick Bay Map Area, approximately 70 km southeast of Kenora, Ontario, near the community of Sioux Narrows. Under the terms of the agreement, the Company must make cash payments totalling $22,000 and issue a total of 30,000 common shares to the vendor over a two year period and incur $285,000 exploration or development expenditures over 3 years, in order to acquire 100% interest in the mining claims. The property is subject to a 2% NSR, one-half of which may be purchased by Cabo for $500,000.

Seymour M. Sears, a qualified person as defined by National Instrument 43-101, provides the following information about the new property.

Overview

The Hope Lake property hosts numerous gold showings in silicified zones within a typical "greenstone belt" of volcanic rocks adjacent to the Hope Lake Granitic Pluton; These zones are associated with a major shear zone and adjacent to the junction of two major fault structures (the Cameron Lake – Pipestone Lake Fault and the Atikwa – Dryberry Lake portion of the Wabigoon Fault). The property hosts numerous known gold occurrences. The best assay to date from grab samples taken on the ground is 235 g/t Au (6.86 oz/ton). Diamond drill intersections of interest from previous work include: 15.2 g/t Au (0.44 oz/ton) over 0.92 m (1987 Granges Hole ML-3); 12.99 g/t Au (0.38 oz/ton) over 0.3 m (1987 Granges Hole ML-4); and 6.6 g/t Au (0.10 oz/ton) over 1.5 m (1985 BP/Selco Hole LB-02-10). A 1400 metre and a 1500 metre induced polarization ("I.P.") anomaly, an I.P. resistivity anomaly and a 15 millisecond I.P. chargeability anomaly on the property coincide with some of these exploration drill holes and continue to be identified as exploration targets.

Activity in the Area

Exploration programs are currently being carried out in this area by Nuinsco Resources Limited (re-evaluating their Cameron Lake Property) Metalore Resources Ltd. and Houston Lake Mining

Inc. (recent drilling returned very encouraging results from both companies in the Cedartree Lake Area 7 km southwest of the Hope Lake Property).

Targets

Numerous exploration targets are already defined on the Hope Lake Property. Exploration will be focused in the area of four separate drill holes that returned encouraging gold values by previous workers. Three distinct IP anomalies are coincident with some of the earlier exploration drilling. Three recently discovered and unexplored surface targets will also be investigated by a stripping program.

ON BEHALF OF THE BOARD,

(Signed John A. Versfelt)

John A. Versfelt
President & CEO

* * * *

The TSX Venture Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

RECEIVED

2004 SEP 27 P 12:54

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer:Cabo Mining Enterprises Corp.**
   (formerly Cabo Mining Corp.)
   595 Howe Street, Suite 502, Vancouver, B.C. V6C 2T5

2. **Date of Material Change:** June 30, 2004

3. **Press Release**

A news release dated June 30, 2004, delivered to Canada Stockwatch and Market News.

4. **Summary of Material Change**

Cabo Mining Enterprises Corp. ("Cabo or "Company") today announces that it has completed the acquisition of 100% of the shares of each of Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood Drilling") and Petro Drilling (Maritimes) Limited ("Petro Drilling"), thereby controlling a fleet of 60 drills and employing in excess of 150 people.

Cabo purchased 100% of the shares of Heath & Sherwood Drilling by issuing 2,120,000 common shares at a deemed price of $0.50 for total consideration of $1,060,000. Cabo purchased the shares of Petro Drilling for $100 in cash. Also, as part of the purchase, Cabo lent $499,900 in cash to Petro Drilling to be loaned to its subsidiary, Petro Drilling Company Limited ("Petro"), to settle existing shareholder loans; issued 1,100,000 common shares at a deemed price of $0.50 per share to Frank Nolan for 100% of the shareholder debt owed to Frank Nolan by Petro Drilling; and issued 57,500 common shares at a deemed price of $0.50 per share to permit Petro Drilling to complete the acquisition of the Petro common shares not owned by Petro Drilling, thereby giving Petro Drilling 100% interest and control of Petro.

Having received TSX Venture Exchange approval of the Heath & Sherwood Drilling and Petro Drilling acquisitions, and the resulting change of business, and in conjunction with the closing of these transactions, the $7,187,599 escrowed funds received pursuant to the closing of the brokered and non-brokered private placements which closed in April 2004, have been released to the Company and the resulting 9,205,300 units, consisting of one common share and one half of one common share purchase warrant have been issued effective today. A finders fee of $50,000 and 135,411 units, consisting of one share and one half of one common share purchase warrant, has been paid to Jason Hommel for the non-brokered private placement, and a commission of $205,982 plus brokers warrants to purchase 345,530 additional units of one share and one half of one share purchase warrant, at $0.83 per unit, have been paid to Research Capital Corporation. One full warrant is required to purchase one additional common share at $1.25 per share. Upon completion of the drilling company acquisitions and the issuance of the units pursuant to the private placements, there are 26,343,625 issued and outstanding common shares with a further 4,670,355 common shares reserved for issuance upon exercise of the above mentioned warrants at $1.25 per share.

Management Changes:
Concurrent with the closing of the drilling company acquisitions, Terry Aimone and Frank Nolan have been appointed to the Cabo Board of Directors effective today. They have also accepted the positions of President of Heath & Sherwood Drilling and Petro Drilling respectively. Seymour Sears has resigned as a director of the Company

Mr. Aimone, BSc, P.Eng started his career as a mining consulting engineer followed by 17 years in the U.S. banking sector working in project financing. He has been CEO and managing director of Heath & Sherwood Drilling for the past 11 years and brings a strong mix of technical, financial and management experience to the Company.

Mr. Nolan, MSc, P.Eng., began working as a geologist in 1956 and has worked within the mining and oil and gas industries as a consultant and senior executive since that time. He has considerable experience in the geoenvironmental engineering and science sector as well. Mr. Nolan provides the Company with many years of senior management experience in the mineral exploration, mining and geotechnical industries.

Cabo also announces the appointment of Corry Silbernagel, P.Eng, MBA as Vice President Finance & Corporate Development, and acting CFO. He is a management and financial consultant working for the past 5 years as a corporate advisor in strategy, finance, operations optimization, business development and marketing, and prior to this worked for a number of years as a consulting engineer in the natural resources sector.

With the changes set out above, the directors and senior officers of the Company are as follows:

Terry Aimone: Director & President, Heath & Sherwood Drilling
Julio Benedetti: Independent Director
Tom Lamb, LLB: Corporate Secretary
Frank Nolan: Director & President, Petro Drilling
Tom Oliver: Independent Director
Seymour Sears: Vice President Exploration
Corry Silbernagel: Vice President Finance & Corporate Development, acting CFO
John A. Versfelt: Director and President & CEO of the Company

5. **Full Description of Material Change:** See attached news release dated June 30, 2004.

6. **Reliance on Section 85(2) of the Act:** **N/A**

7. **Omitted Information:** **Nil**

8. Senior Officer Contact

John A. Versfelt, President & Chief Executive Officer

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 30th day of June, 2004.

(Signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO MINING ENTERPRISES CORP.

FOR RELEASE: June 30, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO COMPLETES ACQUISITION OF DRILLING SERVICES COMPANIES AND ANNOUNCES MANAGEMENT TEAM

Cabo Mining Enterprises Corp. ("Cabo or "Company") today announces that it has completed the acquisition of 100% of the shares of each of Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood Drilling") and Petro Drilling (Maritimes) Limited ("Petro Drilling"), thereby controlling a fleet of 60 drills and employing in excess of 150 people.

Cabo purchased 100% of the shares of Heath & Sherwood Drilling by issuing 2,120,000 common shares at a deemed price of $0.50 for total consideration of $1,060,000. Cabo purchased the shares of Petro Drilling for $100 in cash. Also, as part of the purchase, Cabo lent $499,900 in cash to Petro Drilling to be loaned to its subsidiary, Petro Drilling Company Limited ("Petro"), to settle existing shareholder loans; issued 1,100,000 common shares at a deemed price of $0.50 per share to Frank Nolan for 100% of the shareholder debt owed to Frank Nolan by Petro Drilling; and issued 57,500 common shares at a deemed price of $0.50 per share to permit Petro Drilling to complete the acquisition of the Petro common shares not owned by Petro Drilling, thereby giving Petro Drilling 100% interest and control of Petro.

Having received TSX Venture Exchange approval of the Heath & Sherwood Drilling and Petro Drilling acquisitions, and the resulting change of business, and in conjunction with the closing of these transactions, the $7,187,599 escrowed funds received pursuant to the closing of the brokered and non-brokered private placements which closed in April 2004, have been released to the Company and the resulting 9,205,300 units, consisting of one common share and one half of one common share purchase warrant have been issued effective today. A finders fee of $50,000 and 135,411 units, consisting of one share and one half of one common share purchase warrant, has been paid to Jason Hommel for the non-brokered private placement, and a commission of $205,982 plus brokers warrants to purchase 345,530 additional units of one share and one half of one share purchase warrant, at $0.83 per unit, have been paid to Research Capital Corporation. One full warrant is required to purchase one additional common share at $1.25 per share.
Upon completion of the drilling company acquisitions and the issuance of the units pursuant to the private placements, there are 26,343,625 issued and outstanding common shares with a further 4,670,355 common shares reserved for issuance upon exercise of the above mentioned warrants at $1.25 per share.

About Heath & Sherwood Drilling:
Heath & Sherwood Drilling operates from Kirkland Lake, Ontario, with administration offices in Thornhill, Ontario. Heath & Sherwood Drilling and its predecessors have been active in the drilling industry in Ontario for over 80 years. Their core activity is diamond drilling in the minerals sector, primarily in Ontario, currently focused on mine site drilling both above ground and underground. They have a great deal of experience working in remote and Arctic conditions in the past, as well as on international assignments, including Greenland. Major customers include Inco Ltd., Newmont Mining Corporation of Canada Ltd., Placer Dome Inc., Teck Cominco Ltd., and Falconbridge Ltd. Heath & Sherwood Drilling presently owns a fleet of 37 drill rigs, including 16 aboveground and 21 underground drills and it has approximately 120 full time employees.

About Petro Drilling:
Petro Drilling operates from Springdale, Newfoundland. Their main focus is on early to intermediate stage exploration diamond drilling in the Atlantic Provinces of Canada. In the past 35 years in the drilling industry, Petro Drilling has worked internationally, and also in remote Arctic locations. It is one of two diamond drilling contracting firms in Canada with equipment and personnel experienced in slimhole core drilling for oil and gas exploration. Petro Drilling owns a drilling fleet of 23 rigs and has approximately 25 full time employees. In addition to Canadian drilling contracts, Petro has completed projects in Latin America, Greenland, Ireland, Africa and the Middle East.

Management Changes:
Concurrent with the closing of the drilling company acquisitions, Terry Aimone and Frank Nolan have been appointed to the Cabo Board of Directors effective today. They have also accepted the positions of President of Heath & Sherwood Drilling and Petro Drilling respectively. Seymour Sears has resigned as a director of the Company

Mr. Aimone, BSc, P.Eng started his career as a mining consulting engineer followed by 17 years in the U.S. banking sector working in project financing. He has been CEO and managing director of Heath & Sherwood Drilling for the past 11 years and brings a strong mix of technical, financial and management experience to the Company.

Mr. Nolan, MSc, P.Eng., began working as a geologist in 1956 and has worked within the mining and oil and gas industries as a consultant and senior executive since that time. He has considerable experience in the geoenvironmental engineering and science sector as well. Mr. Nolan provides the Company with many years of senior management experience in the mineral exploration, mining and geotechnical industries.

Cabo also announces the appointment of Corry Silbernagel, P.Eng, MBA as Vice President Finance & Corporate Development, and acting CFO. He is a management and financial consultant working for the past 5 years as a corporate advisor in strategy, finance, operations optimization, business development and marketing, and prior to this worked for a number of years as a consulting engineer in the natural resources sector.

With the changes set out above, the directors and senior officers of the Company are as follows:

Terry Aimone: Director & President, Heath & Sherwood Drilling
Julio Benedetti: Independent Director
Tom Lamb, LLB: Corporate Secretary
Frank Nolan: Director & President, Petro Drilling
Tom Oliver: Independent Director
Seymour Sears: Vice President Exploration
Corry Silbernagel: Vice President Finance & Corporate Development, acting CFO
John A. Versfelt: Director and President & CEO of the Company

Cabo has assembled an exceptional team of people with the acquisition of Heath & Sherwood Drilling and Petro Drilling, and the appointment of the persons specified above. With the proceeds of the financings of approximately $7.2 million, the drilling company acquisitions and the wonderful team of employees and management, Cabo can now move forward with its plan to become a leader in the Canadian mineral drilling and exploration industry.

About Cabo

Cabo is a mineral exploration and drilling services company headquartered in Vancouver BC Canada. Cabo is traded on the TSX Venture Exchange under the symbol: CBE. Cabo's mineral properties are located in Cobalt, Kenora, and Sudbury Ontario, Canada.

Further information about these acquisitions and the change of business can be found in the Company's Filing Statement dated June 10, 2004 posted on the Cabo website and Sedar (www.sedar.com).

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

1293-2(b) #82-

RECEIVED
2004 SEP 27 P 12:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

Item 2 Date of Material Change

June 8, 2004

Item 3 News Release

A news release dated June 8, 2004, delivered to Market News and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer clarifies that the appointment of Tom Lamb as Corporate Secretary followed the resignation of Brigitte McArthur as Corporate Secretary and Alex Caldwell acting as interim corporate secretary.

Item 5 Full Description of Material Change

See attached news release dated June 8, 2004.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 681-8899

Item 9 Date of Report

Dated at Vancouver, British Columbia this 8th day of June, 2004.

CABO MINING ENTERPRISES CORP.

FOR RELEASE: June 8, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

CABO CLARIFICATION

Further to Cabo Mining Enterprises Corp.'s (the "Company"), June 1, 2004, announced appointment of Mr. Tom Lamb, BA, LLB, as Corporate Secretary, the Company wishes to advise that Mr. Lamb's appointment follows the April 15, 2004, resignation, of Ms. Brigitte McArthur as Corporate Secretary. Between April 15, 2004 and the June 1, 2004, appointment of Mr. Lamb, Mr. Alex Caldwell served the Company as interim Corporate Secretary.

The Company wishes to express its thanks and appreciation to both Ms. McArthur and to Mr. Caldwell for their service to the Company. Mr. Caldwell continues to serve the Company as Corporate Secretary of Cabo Explorations Inc. (Nevada) a wholly owned subsidiary of the Company.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer:** **Cabo Mining Enterprises Corp.**
(formerly Cabo Mining Corp.)
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change:** May 31, 2004

3. **Press Release**
A news release dated May 31, 2004, delivered to Canada Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer announces the issue of the Quarterly Report for the nine months to March 31, 2004.

5. **Full Description of Material Change**: See attached news release dated May 31, 2004.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 31st day of May, 2004.

Signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO MINING ENTERPRISES CORP.
(formerly Cabo Mining Corp.)
502-595 Howe Street
Vancouver, B.C. V6C 2T5

FOR IMMEDIATE RELEASE: **May 31, 2004**

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt e-mail: info@cabo.ca

3rd Quarter Report

Cabo Mining Enterprises Corp. (formerly Cabo Mining Corp.) (the "Company") announces the release of its 3rd Quarter Report and Financial Statements for the nine months to March 31, 2004. (BC Form 51-901F). Pursuant to the requirements of National Instrument 54-102, this news release provides a summary of the information contained in the Quarterly Report. Concurrently with this news release, the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to Shareholders whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available immediately on the SEDAR website, or will be mailed upon request. The Company is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange (the "Exchange") under the symbol CBE. At the annual general and special meeting held on December 19, 2003, the Shareholders approved a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

	Nine months to Mar 31/04	Nine months to Mar 31/03
Loss for the nine months	$ 418,584	$333,250
Def. Exploration for nine months	$ 157,111	$ 145,504

Cabo is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring three mineral properties in Ontario near Cobalt, Kenora and Sudbury.

Cabo has also announced its intention to enter into the mineral drilling services business by acquiring Heath & Sherwood Drilling(1986) Inc. of Kirkland Lake, Ontario, and Petro Drilling (Maritimes) Limited of the Maritimes, subject to regulatory and Shareholder

approval of the transactions. Any Shareholders wishing to receive a copy of the Filing Statement submitted to the Exchange for approval of the acquisiton of the drilling companies and the consequent change of business should contact the Company by email or facsimile. Heath & Sherwood owns 37 drill rigs and Petro owns 23 drill rigs. The closing of the Heath & Sherwood and Petro transactions is also subject to the Company arranging not less than $4 million in financing to provide for capital expenditures, working capital and certain acquisition costs for drilling company operations.

Further to the Company's news releases dated February 11 and 17, 2004, the Company completed $7,187,599 of financings pursuant to a non-brokered private placement at $0.75 per subscription receipt and a brokered placement through Research Capital Corp.at $0.83 per subscription receipt. Exchange approval has been received for the issuance of a total of 9,205,300 subscription receipts (the "Subscription Receipts"). Each Subscription Receipt is to be exchanged for one unit, consisting of one common share and one half of one share purchase warrant (the "Units"), at the closing of the H & S and Petro acquisitions. One full warrant can be exercised to acquire an additional common share at $1.25 for a period of two years. Finders fees totalling $50,000 and 161,267 units pursuant to the non-brokered private placement and brokers commission of $205,982 and 354,530 brokers warrants have been approved by the Exchange and will be paid upon closing of the Heath & Sherwood and Petro transactions and the release of the private placement funds from escrow. Each broker warrant entitles the holder to acquire one unit at $0.83 per unit for a two year period. Each unit consists of one common share and one half of one share purchase warrant. Each whole purchase warrant is exercisable into one common share at $1.25 per share for a two year period.

Cobalt Properties, Cobalt, Ontario, Canada

A surface striping and trenching program on the Cobalt Property in Novembver, 2003 returned encouraging silver/cobalt/nickel results from a "Cobalt type" veining system which were announced in early February, 2004.

An 856 meter drill program has been completed in April /May 2004 on two silver targets. The targets aresilver/cobalt/nickel/copper mineralization hosted by Cobalt Type calcite-quartz breccia veins similar to mineralization exposed in a late 2003 soil stripping program. Several vein structures were intersected. Drill core logging has been completed and sampling is in progress. Two control line grids are currently being completed covering a number of other known silver veins on the Cobalt Property. Geological mapping, prospecting, rock and soil geochemical surveys are planned for late Spring, followed by an extensive soil stripping and sampling program over these grid areas.

To March 31, 2004, cumulative exploration expenses on the Cobalt, Ontario Property were $822,861 and cumulative property costs were $1,968,896.

Electrum Lake Property, Kenora, Ontario, Canada

On November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 ($5,000 paid) and issue 100,000 post-consolidated common shares over a period of two years and complete exploration expenditures of $200,000 over three years. Deferred exploration expenditures to March 31, 2004 amount to $7,453 on this property.

A small drill program was completed in May 2004 on the Electrum Lake gold/silver property; drill core logging and sampling are in process. The drill holes are designed to replicate a 1961 drill hole completed by Electrum Lake Gold Mines Limited on a gold prospect that is reported to have intersected 60 feet of 0.27 oz/ton Au (18.3 m of 9.25 g/t). Several additional gold/silver/copper/molybdenite showings known to occur on the Electrum Lake property will be examined and sampled during the drilling program prior to commencing a comprehensive exploration program later in the Summer, 2004.

Sudbury Properties, Ontario, Canada

On May 6, 2004 the Company announced that it acquired a 100% interest in two contiguous claim groups totalling 71 claim units and a further first right of refusal for an additional 13 contiguous claim units (approximately 3,350 acres) in the Sudbury, Ontario area. Under the terms of the agreements the Company must make cash payments totalling $17,000 and issue up to a total of 108,000 common shares to two vendors over a two year period. Both properties are subject to a 2% NSR and finder's fees totalling 6% of the cash and common shares are to be paid over the same two year period. The Sudbury, Ontario mineral properties are located within sedimentary and volcanic rocks that flank the east side of the Sudbury Basin in MacLennan Township, approximately 4.5 kms southeast of Falconbridge Ltd's Nickel Rim copper/nickel/platinum group deposit, and 3 kms northeast of the MacLennan Offset Dyke. The claims cover parts of two reported quartz hosted gold occurrences – the "Skead Gold Prospect" and the "Bonanza Mine", as well as a geological and structural setting that is favourable for copper/nickel/platinum group/gold mineralization associated with Sudbury Type Offset Dykes. A prospecting and sampling program is planned to commence in June 2004. Mines in the Sudbury area are among the world's largest producers of nickel, copper and platinum group minerals. These mines are located along the rim of the Sudbury Basin, an elliptical shaped structure approximately 27 kms by 60 kms in size. This structure is considered by most geologists to have been formed as a result of a meteorite impact that occurred approximately 1.85 billion years ago. The nickel, copper and platinum group, as well as gold mineralization, is found within the lowermost unit of the structure (the Sudbury Igneous Complex), in breccia bodies that have formed within the footwall of the structure and in quartz diorite dykes that radiate out from or form parallel rings to the structure. Gold mineralization also occurs within vein systems within the complex country rocks that surround the Basin.

Future Developments

Work continues with respect to the Company's acquisition of H & S and Petro. The formal drilling company acquisition agreements have been executed and filed with the Exchange, together with the Company's Filing Statement for approval of the acquisitions and the resulting change of business. Audited financial statements, valuation reports, private placement documents for $7.187 million received into escrow on behalf of the Company and other documents related to these drilling company acquisitions have also been filed with the Exchange. At this time the Company is awaiting Exchange acceptance of the Filing Statement for distribution to Shareholders who wish to vote on the acquisition of the drilling companies and consequent change of business.

Upon final approval of the majority of the Company's Shareholders and the Exchange, the drilling company acquisitions may be closed and the escrowed private placement funds will be released to the Company, which transactions must take place on or before June 30, 2004. If the Exchange acceptance and the closing of the drilling company acquisitions are not finalized and completed on or prior to June 30, 2004, the private placement proceeds must be returned to the investors and the drilling company acquisitions will terminate.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the nine months to March 31, 2004, ARMC billed $188,630 ($156,748 in 2003) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the nine months to March 31, 2004, Sears billed $84,690 for these services ($91,670 in 2003).

General and Administrative

During the nine months ended March 31, 2004, general and administration expenditures totalled $388,584 compared to the previous year of $319,522. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The increase in general and administrative expenditures is attributed to increased work load related to the acquisition of the drilling companies, the acquisition of another mineral property, and the the non-brokered and brokered private placements. The significant increase in legal and accounting fees, transfer agent fees and regulatory filing fees are also a result of these activities. The major components of the changes in expenditure levels for the nine months ended

March 31, 2004 compared to the nine months ended March 31, 2003 are shown on the consolidated statements of loss and deficit.

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. This contract is terminated and the balance of the prepayment of $30,000 is written off in the nine months to March 31, 2004.

Subsequent Events

The Company announced February 11, 2004 a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies. The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited.

The Company announced February 17, 2004 that it entered into an agreement with Research Capital Corp. of Toronto Ontario, with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to TSX Venture Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

As set out earlier in this news release, $7,187,599 of financings pursuant to the above mentioned private placements have been received into escrow and Exchange approval has been received for the issuance of 9,205,300 subscription receipts.

The proceeds, commissions and expenses are to be placed in escrow pending the closing of the acquisitions of H & S and Petro, and Subscription Receipts exchangeable for units consisting of one common share and one half of one share purchase warrant upon closing of the drilling company acquisitions, have been issued.

Additional Drilling Services

In pursuit of its plan to become the third largest mineral drilling services company in Canada, the Company has met, in the past two months, with a number drilling services companies to discuss acquisition possibilities. Discussions are ongoing. Any additional acquisitions will take place subject to the Exchange's acceptance of the Company expanding its operations in the mining sector by acquiring drilling services companies and their acceptance of the H&S and Petro acquisitions.

Stock Option Plan

At April 23, 2004, the Exchange accepted for filing the Company's 2003 Stock Option Plan (the "Plan") which was approved by the Company's shareholders at the Annual and Special General Meeting that was held December 19, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued common shares of the Company will be reserved for issuance under the Plan.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt,
President & CEO

* * * * *

1293-2(b) #82-1407

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Enterprises Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: May 6, 2004

3. **Press Release**
A news release dated May 6, 2004, delivered to Market News and Canada Stockwatch.

4. **Summary of Material Change**

The Issuer announces:

1) acquisition of the right to earn 100% interest in two contiguous claim groups totalling 71 claim units and a further right of first refusal for an additional 13 contiguous claim units (approximately 3,350 acres) in the Sudbury, Ontario area;

2) completion of an 856 meter drill program on its Cobalt, Area Project, in Ontario;

3) commencement of a small drill program on the Electrum Lake gold/silver property near Kenora, Ontario;

4) completion of $7,187,599 of financing pursuant to a non-brokered private placement at $0.75 per subscription receipt and a brokered placement through Research Capital Corp. at $0.83 per subscription receipt; and

5) Exchange acceptance for filing, on April 23, 2004, of the Company's 2003 Stock Option Plan.

5. **Full Description of Material Change**: See attached news release dated May 6, 2004.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact:** John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 6th day of May, 2004.

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO MINING ENTERPRISES CORP.

FOR RELEASE: May 6, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
web site: www.cabo.ca

MINERAL PROPERTY ACQUISITIONS NEAR SUDBURY, ONTARIO, EXPLORATION UPDATE & $7.187 MILLION PRIVATE PLACEMENTS CLOSED

Cabo Mining Enterprises Corp. (the "Company") announces that it has acquired a 100% interest in two contiguous claim groups totalling 71 claim units and a further first right of refusal for an additional 13 contiguous claim units (approximately 3,350 acres) in the Sudbury, Ontario area. Under the terms of the agreements the Company must make cash payments totalling $17,000 and issue up to a total of 108,000 common shares to two vendors over a two year period. Both properties are subject to a 2% NSR and finder's fees are to be paid within TSX Venture Exchange (Exchange) guidelines.

The Sudbury, Ontario mineral properties are located within sedimentary and volcanic rocks that flank the east side of the Sudbury Basin in MacLennan Township, approximately 4.5 kms southeast of Falconbridge Ltd's Nickel Rim copper/nickel/platinum group deposit, and 3 kms northeast of the MacLennan Offset Dyke. The claims cover parts of two reported quartz hosted gold occurrences – the "Skead Gold Prospect" and the "Bonanza Mine", as well as a geological and structural setting that is favourable for copper/nickel/platinum group/gold mineralization associated with Sudbury Type Offset Dykes. A prospecting and sampling program is planned to commence in late May.

Mines in the Sudbury area are among the world's largest producers of nickel, copper and platinum group minerals. These mines are located along the rim of the Sudbury Basin, an elliptical shaped structure approximately 27 kms by 60 kms in size. This structure is considered by most geologists to have been formed as a result of a meteorite impact that occurred approximately 1.85 billion years ago. The nickel, copper and platinum group, as well as gold mineralization, is found within the lowermost unit of the structure (the Sudbury Igneous Complex), in breccia bodies that have formed within the footwall of the structure and in quartz diorite dykes that radiate out from or form parallel rings to the structure. Gold mineralization also occurs within vein systems within the complex country rocks that surround the Basin.

Cobalt Area Project

An 856 meter drill program has been completed on two silver targets. The targets are silver/cobalt/nickel/copper mineralization hosted by Cobalt Type calcite-quartz breccia veins similar to mineralization exposed in a late 2003 soil stripping program. Several vein structures were intersected. Drill core logging has been completed and sampling is in progress. Two control line grids are currently being completed covering a number of other known silver veins on the Cobalt Property. Geological mapping, prospecting, rock and soil geochemical surveys are planned for late Spring, followed by an extensive soil stripping and sampling program over these grid areas.

Electrum Lake Project

A small drill program has commenced on the Electrum Lake gold/silver property near Kenora, Ontario. The drill holes are designed to replicate a 1961 drill hole completed by Electrum Lake Gold Mines Limited on a gold prospect that is reported to have intersected 60 feet of 0.27 oz/ton Au (18.3 m of 9.25 g/t). Several additional gold/silver/copper/molybdenite showings known to occur on the Electrum Lake Property will be examined and sampled during the drilling program prior to commencing a comprehensive exploration program later in the Summer.

Private Placements Close

Further to the Company's news releases dated February 11 and 17, 2004, the Company has completed $7,187,599 of financing pursuant to a non-brokered private placement at $0.75 per subscription receipt and a brokered placement through Research Capital Corp. at $0.83 per subscription receipt. Exchange approval has been received for the issuance of a total of 9,205,300 subscription receipts (the "Subscription Receipts"). Each Subscription Receipt is to be exchanged for one unit, consisting of one common share and one half of one warrant (the "Units"). One full warrant can be exercised to acquire an additional common share at $1.25 for a period of two years. The private placement funds have been deposited in escrow and shall be released upon Exchange acceptance and upon closing of the Company's acquisition of Heath & Sherwood Drilling (1986) Inc. ("H&S") and Petro Drilling (Maritimes) Ltd. ("Petro"), at which time the Subscription Receipts will be exchanged for the Units and distributed to the private placement placees.

Additional Drilling Services

In pursuit of its plan to become the third largest mineral drilling services company in Canada, the Company has met, in the past two months, with a number drilling services companies to discuss acquisition possibilities. Discussions are ongoing. Any additional acquisitions will take place subject to the Exchange's acceptance of the Company expanding its operations in the mining sector by acquiring drilling services companies and their acceptance of the H&S and Petro acquisitions.

Stock Option Plan

At April 23, 2004, the Exchange accepted for filing the Company's 2003 Stock Option Plan (the "Plan") which was approved by the Company's shareholders at the Annual and Special General Meeting that was held December 19, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued common shares of the Company will be reserved for issuance under the Plan.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

1293-2(b) #82-401

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING ENTERPRISES CORP. (formerly Cabo Mining Corp.)**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**March 31, 2004**
DATE OF REPORT	May 28, 2004

CERTIFICATE

Schedule A (Financial Statements) required to complete this report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"John A. Versfelt"	**John A. Versfelt**	**2004/05/28**
"Seymour Sears"	**Seymour Sears**	**2004/05/28**

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited – Prepared by Management)

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

CONSOLIDATED BALANCE SHEETS

	MARCH 31 2004	JUNE 30 2003
ASSETS		
Current		
Cash	$ 345,880	$ 2,352
Goods and services tax recoverable	24,295	5,322
Prepaid expenses	19,200	50,881
	389,375	58,555
Cash in Trust – restricted (Note 5)	3,381,385	-
Mineral Properties (Note 3)	1,993,846	1,801,501
Deferred Exploration Expenditures	830,314	673,203
Exploration Advances	5,092	5,092
Capital Assets (Note 4)	24,375	28,206
	$ 6,624,387	$ 2,566,557
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 116,152	$ 60,280
Due to directors and related parties (Note 6)	57,058	204,715
	173,210	264,995
Share Subscriptions – restricted (Note 5)	3,381,385	-
Share Subscriptions – non-restricted	73,500	-
	3,628,095	264,995
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 5)	13,722,175	12,608,861
Contributed Surplus	551,838	551,838
Deficit	(11,277,721)	(10,859,137)
	2,996,292	2,301,562
	$ 6,624,387	$ 2,566,557

Approved by the Board:

"John A. Versfelt" "Seymour Sears"

John A. Versfelt Seymour Sears

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE NINE MONTHS ENDED

	MARCH 31 2004	2003
Expenses		
Administration	$ 56,421	$ 57,831
Amortization	6,123	8,676
Bank charges, interest and exchange	18,599	368
Communications	7,653	10,373
Consulting fees	22,946	65,184
Financing fees	-	14,100
Media publishing and marketing services	5,079	15,980
Printing and sundry	3,763	5,787
Professional fees	110,994	34,169
Regulatory	57,148	47,446
Rent	9,000	9,000
Secretarial services	13,970	21,023
Transfer agent and filing fees	70,946	20,148
Travel	5,941	9,437
Loss Before The Following	388,584	319,522
Loss on termination of contract	30,000	13,728
Loss For The Nine Months	418,584	333,250
Deficit, Beginning Of Year	10,859,137	10,435,962
Deficit, End Of Quarter	$ 11,277,721	$ 10,769,212
Basic Loss Per Share	$ 0.04	$ 0.01

CABO MINING ENTERPRISES CORP.

(FORMERLY CABO MINING CORP.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE QUARTER ENDED

	MARCH 31 2004	2003
Expenses		
Administration	$ 31,863	$ 17,436
Amortization	2,041	3,110
Bank charges, interest and exchange	729	53
Communications	2,467	1,271
Consulting fees	22,196	21,975
Financing fees	-	14,100
Media publishing and marketing services	5,079	5,000
Printing and sundry	2,619	1,999
Professional fees	87,079	12,828
Regulatory	28,566	12,505
Rent	3,000	3,000
Secretarial services	9,561	5,418
Transfer agent and filing fees	57,076	5,488
Travel	5,941	1,874
Loss Before The Following	258,218	106,057
Loss on termination of contract	-	-
Loss For The Quarter	258,218	106,057
Deficit, Beginning Of Quarter	10,019,503	10,663,155
Deficit, End Of Quarter	$ 11,277,721	$ 10,769,212
Basic Loss Per Share	$ 0.02	$ 0.01

CABO MINING ENTERPRISES CORP.

(FORMERLY CABO MINING CORP.)

SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES

FOR THE PERIODS

	NINE MONTHS MAR 31, 2004	YEAR ENDED JUNE 30, 2003
Exploration Expenditures		
Accommodation and food	$ -	$ 700
Annual rental fees	349	3,514
Assays and sample preparation	12,914	15,552
Contract fees		
- Project management and geologists	30,032	31,800
- Reports and maps	15,538	21,047
Rental and Storage	-	1,725
Drilling	89,916	76,585
Travel	-	1,160
Equipment Expense	8,362	892
	157,111	152,975
Deferred Exploration, Beginning of Year	673,203	520,228
Deferred Exploration, End of Period	$ 830,314	$ 673,203
Allocation of Deferred Exploration		
Cobalt Property, Ontario	822,861	673,203
Electrum Property, Ontario	7,453	-
	$ 830,314	$ 673,203

CABO MINING ENTERPRISES CORP.

(FORMERLY CABO MINING CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED

	MARCH 31 2004	2003
Cash Flows From Operating Activities		
Loss for the period	**$ (418,584)**	$ (333,250)
Items not involving cash flows:		
Amortization	**6,123**	8,676
	(412,461)	(324,574)
Changes in non-cash working capital items:		
GST recoverable	**(18,973)**	7,472
Prepaid expenses	**31,681**	24,918
Accounts payable and accrued liabilities	**55,872**	9,631
Due to directors and related parties	**(147,657)**	86,182
Sub-total	**(79,077)**	128,203
Total from Operations	**(491,538)**	(196,371)
Cash Flows From Investing Activities		
Mineral properties	**(192,345)**	(124,780)
Exploration expenditures	**(157,111)**	(145,504)
Acquisition – Capital assets	**(2,292)**	(35,100)
Exploration advances	**-**	17,479
	(351,748)	(287,905)
Cash Flows From Financing Activities		
Shares issued for cash	**1,113,314**	415,576
Subscriptions received	**3,454,885**	76,000
	4,568,199	491,576
Increase (Decrease) In Cash	**3,724,913**	7,300
Cash, Beginning Of Year	**2,352**	3,739
Cash, End Of Quarter	**$ 3,727,265**	$ 11,039

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED

	MARCH 31 2004	2003
Cash Flows From Operating Activities		
Loss for the period	**$ (258,218)**	$ (106,057)
Items not involving cash flows:		
Amortization	**2,041**	3,110
	(256,177)	(102,947)
Changes in non-cash working capital items:		
GST recoverable	**(15,211)**	6,623
Prepaid expenses	**-**	6,778
Accounts payable and accrued liabilities	**64,591**	(36,640)
Due to directors and related parties	**(330,947)**	12,082
	(281,567)	(11,157)
	(537,744)	(114,104)
Cash Flows From Investing Activities		
Mineral properties	**(82,573)**	(52,606)
Exploration expenditures	**(121,303)**	(23,319)
Purchase of capital assets	**(2,292)**	-
Exploration advances	**-**	-
	(206,168)	(75,925)
Cash Flows From Financing Activities		
Shares issued for cash	**1,060,154**	217,007
Loans payable	**-**	-
Subscriptions received	**3,240,985**	(16,000)
	4,301,139	201,007
Increase (Decrease) In Cash	**3,557,227**	(10,978)
Cash, Beginning Of Quarter	**170,038**	61
Cash, End Of Quarter	**$ 3,727,265**	$ 11,039

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

MARCH 31, 2004 and 2003

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at March 31, 2004 the Company had working capital of $216,165 and has incurred losses totalling $11,277,721.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company's wholly-owned subsidiaries: Cabo Mining Corp., a company incorporated in Newfoundland and Cabo Explorations Inc., a company incorporated in the State of Nevada, USA.

b) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

c) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Capital Assets and Amortization

Capital assets are recorded at cost and amortized on a declining balance basis over the term of their economic lives at the following rates:

Drilling equipment	30%
Field equipment	20%
Office equipment	20%
Computer equip	30%

e) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

f) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, Goods & Services Tax recoverable, accounts payable and accrued liabilities, and due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

g) Non-Monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

h) Foreign currency translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of loss and deficit

i) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

j) Stock Based Compensation

The Company adopted the new CICA Accounting Standard relating to stock based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees and other than employees, or alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to recognize the compensation expense, the effect of which is reflected in this financial statement.

The new standard has been adopted effective for stock options and other stock based compensation payments made after January 1, 2002.

k) Loss Per Share

Basic loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated under the treasury stock method. As results of calculating fully diluted loss per share are anti-dilutive, fully diluted loss per share is not presented.

3. MINERAL PROPERTIES

Cobalt Properties, Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (Acquisition Agreement) entered into as of December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 2,000,000 pre-consolidation common shares (1,843,878 pre-consolidation shares issued). The remaining common shares to be issued will be issued on the basis of one post-consolidaton share for each five dollars expended by the Company on exploration and property expenditures.

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling to $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totalling $3,500,000.

On May 5, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for 100,000 pre-consolidation shares of the Company (issued).

On May 17, 1999, the Company entered into agreements to purchase certain unpatented mineral claims contiguous to the Cobalt Property for cash payments totalling $11,000 (paid) and the issuance of 100,000 pre-consolidation shares of the Company (issued).

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in 16 mineral claims contiguous to the Cobalt property by issuing up to 435,000 pre-consolidation (185,000 issued) common shares over a period of 42 months from the date of regulatory acceptance of the transaction.

The Company has also staked a number of additional claims in the Cobalt Property area.

	MARCH 31 2004	JUNE 30 2003
Consideration paid to date	**$ 1,968,896**	$ 1,801,501

CABO MINING ENTERPRISES CORP.

(FORMERLY CABO MINING CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

MARCH 31, 2004 and 2003

3. MINERAL PROPERTIES (continued)

Electrum Lake Properties, Kenora, Ontario

Terms of Acquisition

Pursuant to a Property Option Agreement entered into as of October 28, 2003, the Company was granted an exclusive option to purchase a 100% interest in certain claims in the Indian Bay area, 35 kilometres west of Kenora, Ontario. Under the terms of the agreement the Company must make cash payments of $30,000 ($5,000 paid), and share payments totaling 100,000 common shares of the Company on or before October 28, 2005. (35,000 shares paid). The Company shall also incur a total of $200,000 exploration expenditures on the property to October 28, 2006. The property is subject to a net smelter royalty of 2%, of which 50% can be acquired for $500,000.

Consideration paid to date: $ 24,950

4. CAPITAL ASSETS

	MARCH 31 2004			JUNE 30 2003
	Cost	Accumulated Amortization	**Net Book Value**	Net Book Value
Drilling equipment	$ 35,100	$ 16,058	**$ 19,042**	$ 24,570
Field equipment	8,313	5,995	**2,318**	2,727
Office equipment	1,076	864	**212**	250
Computer equipment	6,205	3,402	**2,803**	659
	$ 50,694	$ 26,319	**$ 24,375**	$ 28,206

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

MARCH 31, 2004 AND 2003

5. SHARE CAPITAL

a) Authorized: 100,000,000 common shares without par value

b) Issued: Pre-consolidation common shares to December 31, 2003

	December 31, 2003			Year Ended June 30, 2003		
	SHARES		AMOUNT	SHARES		AMOUNT
Balance, beginning of year	45,535,179	$	12,608,861	39,784,676	$	12,143,386
Shares cancelled	-		-	(266,667)		(40,000)
	45,535,179		12,608,861	39,518,009		12,103,386
Issued during the year:						
For cash	-		-	5,404,000		411,520
For property	352,217		45,333	390,713		51,807
For finders fees	20,177		3,027	22,457		3,368
Exercise of Warrants	40,000		4,800	200,000		20,000
Share issue costs	-		-	-		(10,100)
Future tax renounced to investors	-		-	-		28,880
Total issued during the period	412,394		53,160	6,017,170		505,475
Balance, end of period	45,947,573	$	12,662,021	45,535,179	$	12,608,861

The Board of Directors of the Company approved and recommended Member approval of a consolidation of the Company's common shares of up to 5 old shares for one new share basis at the Company's annual general and special meeting held December 19, 2003. This motion was passed by the Members, and the share consolidation became effective January 5, 2004 on a 5 for 1 basis.

Post-consolidation common shares January 1 to March 31, 2004

	March 31, 2004		
	SHARES		AMOUNT
Consolidation (1 new for 5 old)	9,189,514	$	12,662,021
Issued during the quarter:			
For cash – private placement	1,299,000		259,800
Exercise of options	42,900		32,174
Exercise of warrants	740,000		406,680
For property	35,000		19,950
Bonus shares for loan	33,400		8,350
Shares for debt	1,700,000		340,000
Share issue costs	-		(9,800)
Total issued during the period	3,850,300		1,060,154
Balance, end of period	13,039,814	$	13,722,175

5. Share Capital (Continued)

c) As at March 31, 2004, the following stock options were outstanding:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
RANGE OF EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.75	741,100	3.5 years	$ 0.75	741,100	$ 0.75

A summary of the changes in stock options from June 30, 2001 to March 31, 2004 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2001	695,250	$ 0.92
Granted	3,970,000	0.15
Expired or cancelled	(695,250)	0.92
Balance, June 30, 2002 and 2003	3,970,000	0.15
Expired or cancelled	50,000	-
Balance, December 31, 2003	3,920,000	0.15
Consolidated at 1 for 5	784,000	0.75
Exercised in quarter to March 31, 2004	42,900	0.75
Balance, March 31, 2004	741,100	$ 0.75

5. SHARE CAPITAL (Continued)

d) As at March 31, 2004 share purchase warrants were outstanding to purchase 1,762,800 common shares as follows: 116,000 at $0.12 per share up to August 7, 2004; 90,000 at $0.12 per share up to February 12, 2005; and 320,000 at $0.10 per share up to June 14, 2004, and 1,236,800 at $0.40 per share up to January 19, 2006.

e) Subscriptions received to March 31, 2004, of $3,381,385, in relation to a non-brokered private placement are classified as "restricted" in the balance sheet, as they are re-payable to the subscribers, if the proposed acquisitions of two drilling companies are not closed on or prior to June 30, 2004.

6. RELATED PARTY TRANSACTIONS

During the nine months, the Company had the following transactions with related parties:

	NINE MONTHS TO MAR 31	
	2004	2003
a) Deferred exploration expenditures paid to a company controlled by a director.	**$ 84,690**	$ 91,400
b) Fees for management, para-legal, office administration and rent, travel, accounting, secretarial and communications paid to a company controlled by a director.	**$ 188,630**	$ 156,748
c) Subscriptions to private placements	**$ 39,000**	$ 170,000
d) Warrants exercised for cash consideration by companies controlled by directors.	**$ 273,680**	$ 50,000
e) Options exercised for cash consideration by a company controlled by a director	**7,500**	-
f) Shares issued for debt of companies controlled by directors	**294,000**	-
g) Bonus for loan from a company director	**$ 8,350**	-

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the nine months ended March 31, 2004 included: The Company issued 352,217 pre-consolidated common shares with a value of $45,332 for property payments and 20,177 pre-consolidated common shares for finders fees, with a value of $3,027.The Company issued 35,000 post-consolidated common shares with a value of $19,950 for property payments and 1,700,000 post-consolidated common shares with a value of $340,000 in settlement of debts.

8. SUBSEQUENT EVENTS

a) The Company announced February 11, 2004 a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000, subject to TSX Venture Exchange ("Exchange") acceptance. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies. The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath and Sherwood Drilling (1986) Inc.(Heath & Sherwood), and Petro Drilling (Maritimes) Limited (Petro). The private placement proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath & Sherwood, and Petro.

b) The Company announced February 17, 2004 that it entered into an agency agreement with Research Capital Corp. of Toronto Ontario, with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

c) The total proceeds received from both these private placements of $7,187,599 are currently held in escrow pending approval by the Exchange of the acquisition of Heath and Sherwood and Petro, and the resulting change of business. Exchange approval of the private placements was received April 20, 2004 and May 3, 2004 respectively for the issuance of 9,205,300 Subscription Receipts that may be exchanged for units of the Company. The Subscription Receipts have been issued and they are to be exchanged for units of one common share and one half of one share purchase warrant, upon closing of the Heath & Sherwood and Petro transactions.

Finders fees totalling $50,000 and 161,267 units pursuant to the non-brokered private placement and brokers commission of $205,982 and 354,530 brokers warrants have been approved by the Exchange and will be paid upon closing of the Heath & Sherwood and Petro transactions and the release of the private placement funds from escrow. Each broker warrant entitles the holder to acquire one unit at $0.83 per unit for a two year period. Each unit consists of one common share and one half of one share purchase warrant. Each whole purchase warrant is exercisable into one common share at $1.25 per share for a two year period.

d) The Company announced May 6, 2004 that it has acquired a 100%interest in two contiguous claim groups totalling 71 claim units and a further first right of refusal for an additional 13 contiguous claim units (approximately 3,350 acres) in the Sudbury, Ontario area. Under the terms of the agreements the Company must make cash payments totalling $17,000 and issue up to a total of 108,000 common shares to two vendors over a two year period. Both properties are subject to a 2% NSR and finder's fees are to be paid within Exchange guidelines.

1293-2(b) #82-1401

RECEIVED
2004 SEP 27 P 12:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING ENTERPRISES CORP.** (FORMERLY CABO MINING CORP.)
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**March 31, 2004**
DATE OF REPORT	May 28, 2004

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"John A. Versfelt"	**John A. Versfelt**	**2004/05/28**
"Seymour Sears"	**Seymour Sears**	**2004/05/28**

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
SCHEDULE B: SUPPLEMENTARY INFORMATION MARCH 31, 2004

1. **Analysis of expenses and deferred costs:**

Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Mineral property costs of $1,993,846 and the deferred exploration expense of $830,314 are for the properties in Ontario as follows:-

	Cobalt	Electrum
Mineral Properties	$ 1,968,896	$ 24,950
Deferred Exploration	$ 822,861	$ 7,453

2. **Related party transactions:**

See Note 6 of the Consolidated Financial Statements for related party transactions.

3. **Summary of securities issued and options granted during the year to date:**

a) Securities issued: See Note 5 to the Consolidated Financial Statements.

b) Options granted: See Note 5 to the Consolidated Financial Statements.

4. **Summary of securities as at the end of the reporting period:**

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 13,039,814 common shares with NPV.

b) Outstanding options, warrants and convertible debentures: See Note 5 to the consolidated financial statements

(c) Shares in escrow: Nil.

5. Names of directors and officers as at March 31, 2004:

Directors:	John A. Versfelt Julio C. Benedetti Seymour M. Sears
Officers:	John A. Versfelt, President and CEO Tom Lamb, Secretary (appointed May 2004)

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
MARCH 31, 2004

Description of Business

CABO MINING ENTERPRISES CORP. (formerly Cabo Mining Corp.) ("Cabo" or the "Company") is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring three mineral properties in Ontario, one near Cobalt, another near Kenora and the third near Sudbury.

Cabo Mining Enterprises Corp (formerly Cabo Mining Corp.) is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange (the "Exchange") under the symbol CBE. At a special meeting held December 19, 2003, the Members approved a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

Acquisition of Drilling Companies

Cabo has just raised $7.187 million, by private placements, to finance the acquisition of two drilling companies; Heath & Sherwood Drilling (1986) Inc.(H & S) with approximately 37 rigs, whose services Cabo used in Cuba and at Cobalt, Ontario, and Petro Drilling (Maritimes) Limited (Petro) based in the Maritimes, with approximately 23 rigs. Under the terms of the private placement subscriptions, and the agreements to acquire the drilling companies, the private placements and the drilling company acquisitions are mutually dependent. The draft filing statement submission for the approval of these acquisitions is currently being reviewed by the Exchange.

Cobalt Properties, Cobalt, Ontario, Canada

In March 30, 1998, the Cabo was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario by paying a total of $300,000 (paid) and issuing up to 2,000,000 pre-consolidation common shares (1,843,878 issued). The remaining post-consolidation common shares to be issued will be issued on the basis of one share for each five dollars expended by the Company on exploration and property expenditures. Cabo also assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments which currently total $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000.

The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totaling $3,500,000.

In May, 1999 and June, 2002 Cabo entered into three agreements to purchase additional mineral claims contiguous to the Cobalt Property for payment of $11,000(paid) and issue of 635,000 pre-consolidated shares (385,000 issued to March 31, 2004). The Company has also staked a number of additional claims in the Cobalt Property area. The Cobalt, Ontario properties are prospective for silver and base metal minerals, as well as diamonds.

Exploration Program and Results

Seymour Sears B. Sc. (Geology), P.Geo, a director of the Company, the Qualified Person on the Cobalt Properties, supervised prospecting, stripping, geophysics and drilling programs, on the Cobalt Property during 2003 and 2004. Several xenolith bearing hypabyssal dyke intrusions have been mapped in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. A 700 metre diamond drill program in November/December 2002 further tested the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14 through 23 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. To date, drill holes CC14,15,16, 18, 21 and 23 have been analyzed for diamonds, with only CC14 producing significant results.

An 856 meter drill program has been completed in April /May 2004 on two silver targets. The targets aresilver/cobalt/nickel/copper mineralization hosted by Cobalt Type calcite-quartz breccia veins similar to mineralization exposed in a late 2003 soil stripping program. Several vein structures were intersected. Drill core logging has been completed and sampling is in progress. Two control line grids are currently being completed covering a number of other known silver veins on the Cobalt Property. Geological mapping, prospecting, rock and soil geochemical surveys are planned for late Spring, followed by an extensive soil stripping and sampling program over these grid areas.

To March 31, 2004, cumulative exploration expenses on the Cobalt, Ontario Property were $822,861 and cumulative property costs were $1,968,896.

Electrum Lake Property, Kenora, Ontario, Canada

On November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 ($5,000 paid) and issue 100,000 post-consolidated common shares (35,000 issued) over a period of two years and complete exploration expenditures of $200,000 over three years. Deferred exploration expenditures to March 31, 2004 amount to $7,453 on this property.

A small drill program was completed in May 2004 on the Electrum Lake gold/silver property; drill core logging and sampling are in process. The drill holes are designed to replicate a 1961 drill hole completed by Electrum Lake Gold Mines Limited on a gold prospect that is reported to have intersected 60 feet of 0.27 oz/ton Au (18.3 m of 9.25 g/t). Several additional gold/silver/copper/molybdenite showings known to occur on the Electrum Lake property will be examined and sampled during the drilling program prior to commencing a comprehensive exploration program later in the Summer.

Sudbury Properties, Ontario, Canada

On May 6, 2004 the Company announced that it acquired a 100% interest in two contiguous claim groups totalling 71 claim units and a further first right of refusal for an additional 13 contiguous claim units (approximately 3,350 acres) in the Sudbury, Ontario area. Under the terms of the agreements the Company must make cash payments totalling $17,000 and issue up to a total of 108,000 common shares to two vendors over a two year period. Both properties are subject to a 2% NSR and finder's fees totalling 6% of the cash and common shares are to be paid over the same two year period. The Sudbury, Ontario mineral properties are located within sedimentary and volcanic rocks that flank the east side of the Sudbury Basin in MacLennan Township, approximately 4.5 kms southeast of Falconbridge Ltd's Nickel Rim copper/nickel/platinum group deposit, and 3 kms northeast of the MacLennan Offset Dyke. The claims cover parts of two reported quartz hosted gold occurrences – the "Skead Gold Prospect" and the "Bonanza Mine", as well as a geological and structural setting that is favourable for copper/nickel/platinum group/gold mineralization associated with Sudbury Type Offset Dykes. A prospecting and sampling program is planned to commence in June 2004. Mines in the Sudbury area are among the world's largest producers of nickel, copper and platinum group minerals. These mines are located along the rim of the Sudbury Basin, an elliptical shaped structure approximately 27 kms by 60 kms in size. This structure is considered by most geologists to have been formed as a result of a meteorite impact that occurred approximately 1.85 billion years ago. The nickel, copper and platinum group, as well as gold mineralization, is found within the lowermost unit of the structure (the Sudbury Igneous Complex), in breccia bodies that have formed within the footwall of the structure and in quartz diorite dykes that radiate out from or form parallel rings to the structure. Gold mineralization also occurs within vein systems within the complex country rocks that surround the Basin.

Future Developments

Work continues with respect to the Company's acquisition of H & S and Petro. The formal drilling company acquisition agreements have been executed and filed with the Exchange, together with the Company's Filing Statement for approval of the acquisitions and the resulting change of business. Audited financial statements, valuation reports, private placement documents for $7.187 million received into escrow on behalf of the Company and other documents related to these drilling company acquisitions have also been filed with the Exchange. At this time the Company is awaiting Exchange acceptance of the Filing Statement for distribution to shareholders.

Upon final approval of the majority of the Company's shareholders and the Exchange, the

drilling company acquisitions may be closed and the escrowed private placement funds will be released to the Company, which transactions must take place on or before June 30, 2004. If the Exchange acceptance and the closing of the drilling company acquisitions are not finalized and completed on or prior to June 30, 2004, the private placement proceeds must be returned to the investors and the drilling company acquisitions will terminate.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the nine months to March 31, 2004, ARMC billed $188,630 ($156,748 in 2003) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the nine months to March 31, 2004, Sears billed $84,690 for these services ($91,670 in 2003).

General and Administrative

During the nine months ended March 31, 2004, general and administration expenditures totalled $388,584 compared to the previous year of $319,522. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The increase in general and administrative expenditures is attributed to increased work load related to the acquisition of the drilling companies, the acquisition of another mineral property, and the the non-brokered and brokered private placements. The significant increase in legal and accounting fees, transfer agent fees and regulatory filing fees are also a result of these activities. The major components of the changes in expenditure levels for the nine months ended March 31, 2004 compared to the nine months ended March 31, 2003 are shown on the consolidated statements of loss and deficit.

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. This contract is terminated and the balance of the prepayment of $30,000 is written off in the nine months to March 31, 2004.

Subsequent Events

The Company announced February 11, 2004 a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies. The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath

and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited.

The Company announced February 17, 2004 that it entered into an agreement with Research Capital Corp. of Toronto Ontario, with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to TSX Venture Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

The proceeds, commissions and expenses are to be placed in escrow pending the closing of the acquisitions of H & S and Petro, and Subscription Receipts exchangeable for units consisting of one common share and one half of one share purchase warrant upon closing of the drilling company acquisitions, have been issued.

Further to the Company's news releases dated February 11 and 17, 2004, the Company completed $7,187,599 of financings pursuant to a non-brokered private placement at $0.75 per subscription receipt and a brokered placement through Research Capital Corp. at $0.83 per subscription receipt. Exchange approval has been received for the issuance of a total of 9,205,300 subscription receipts (the "Subscription Receipts"). Each Subscription Receipt is to be exchanged for one unit, consisting of one common share and one half of one share purchase warrant (the "Units"), at the closing of the H & S and Petro acquisitions. One full warrant can be exercised to acquire an additional common share at $1.25 for a period of two years. Finders fees totalling $50,000 and 161,267 units pursuant to the non-brokered private placement and brokers commission of $205,982 and 354,530 brokers warrants have been approved by the Exchange and will be paid upon closing of the Heath & Sherwood and Petro transactions and the release of the private placement funds from escrow. Each broker warrant entitles the holder to acquire one unit at $0.83 per unit for a two year period. Each unit consists of one common share and one half of one share purchase warrant. Each whole purchase warrant is exercisable into one common share at $1.25 per share for a two year period.

Additional Drilling Services

In pursuit of its plan to become the third largest mineral drilling services company in Canada, the Company has met, in the past two months, with a number drilling services

companies to discuss acquisition possibilities. Discussions are ongoing. Any additional acquisitions will take place subject to the Exchange's acceptance of the Company expanding its operations in the mining sector by acquiring drilling services companies and their acceptance of the H&S and Petro acquisitions.

Stock Option Plan

At April 23, 2004, the Exchange accepted for filing the Company's 2003 Stock Option Plan (the "Plan") which was approved by the Company's shareholders at the Annual and Special General Meeting that was held December 19, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued common shares of the Company will be reserved for issuance under the Plan.

TSX venture EXCHANGE

FORM 5B
EXPEDITED ACQUISITION FILING FORM

Re: Cabo Mining Enterprises Corp (the "Issuer").

Trading Symbol: CBE .

The undersigned hereby certifies the following information in relation to the Expedited Acquisition Filing:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated Aug 19, 2004 .

3. Describe the asset/property to be acquired by the Issuer, including the location of the asset/property. Stratacan Inc. of Newfoundland and Stratacan (QC) Inc. of Quebec

4. Describe the date, parties to and type of agreement (eg: sale or option).

   Letter of Understanding among R. Terry Snelgrove, Stratacan Inc. Stratacan (Quebec) Inc. and Cabo Mining Enterprises Corp.

5. Describe the total security and/or cash consideration and required work commitments for the first year for the transaction.

   Consideration $83,333 cash and 196,000 common shares of the issuer

6. Show in tabular form, the names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued.

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
R. Terry Snelgrove	196,000 common shares	N/A

7. The Market Price of the Issuer's Listed Shares at the date of the News Release as applicable: $ 0.77

8. The number of issued and outstanding Listed Shares of the Issuer at the date of signing this Expedited Acquisition Filing Form is: 26,851,045.

9. The number of Listed Shares issued pursuant to the Expedited Filing System, including this transaction over the last 6 months, as a percentage of the current issued and outstanding Listed Shares is:

   Acquisition: 0.73%.

   Private Placement: N/A.

10. Provide particulars (including name and address of the finder) of any proposed finder(s)' fee. N/A

11. The Issuer has taken reasonable steps to ensure that the vendor has good title.

12. There are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

13. To the knowledge of the Issuer, at the time that an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to this transaction.

14. The transaction has been approved by the directors of the Issuer in accordance with corporate law requirements.

15. The transaction fully complies with the Expedited Acquisitions criteria set out in *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets*.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in Items 4, 6, and 10, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: August 27, 2004.

Signature of authorized signatory

John A. Versfelt
Print name of Signatory

President and CEO
Official capacity